HellerEhrman

August 14, 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


PROCESSED
SEP 04 2003
THOMSON FINANCIAL
RECEIVED
AUG 25 2003
188
SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Third Quarter Report 2003, dated May 13, 2003;

(2) The Company's Announcement of the unaudited consolidated third quarterly results for the nine months ended March 31, 2003, dated May 13, 2003, published (in both English and Chinese language) in the Company's public website; and

(3) The Company's Notice of the Board of Directors' Meeting to be held on May 13, 2003, dated April 29, 2003, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司

(incorporated in Bermuda with limited liability)

THIRD QUARTER REPORT

2003

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this report misleading; and (3) all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS

- Affected by the restructuring of the telecommunications industry and focus of capital expenditures spending of China Telecom outside the Group's business domain, turnover amounted to HK$40.7 million with a net loss of HK$6.5 million for the Three-Month Period.
- Formed a work team to focus on new business opportunities driven by gaming operators in Macau.
- Finalized a joint venture arrangement to engage in the research and development of Operation Support Systems for telecommunications service providers in the PRC.
- Mobile Telecom Network (Holdings) Limited, in which the Group has an effective 7.3% equity interest (after capitalization), successfully got listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong.
- Exercised the right to convert US$1.5 million convertible bonds into shares of Vodatel at an exercise price of HK$2.00 per share by creating 5,835,000 new shares.
- Retired US$0.75 million convertible bonds issued to Riverstone Networks.

THIRD QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and nine months ("Nine-Month Period") ended 31st March 2003 together with the comparative unaudited figures for the corresponding periods in 2002 as follows:

		Three months ended 31st March		**Nine months ended 31st March**	
		2003	**2002**	**2003**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	40,679	108,670	324,639	492,739
Cost of sales		(33,209)	(85,216)	(246,596)	(373,060)
Gross profit		7,470	23,454	78,043	119,679
Other revenue		504	1,501	1,937	6,884
Selling and administrative expenses		(14,592)	(20,528)	(55,905)	(65,009)
Profit/(loss) from operations		(6,618)	4,427	24,075	61,554
Finance cost		(107)	—	(279)	—
Share of results of associates		(940)	(286)	(1,680)	(1,054)
Profit/(loss) before tax		(7,665)	4,141	22,116	60,500
Taxation	4	1,224	(652)	(3,483)	(9,529)
Profit/(loss) after tax		(6,441)	3,489	18,633	50,971
Minority interest		(26)	(561)	657	(958)
Profit/(loss) attributable to shareholders		(6,467)	2,928	19,290	50,013
Dividends		—	—	6,080	6,080
Earnings/(loss) per share (HK cents)	5				
- Basic		(1.1)	0.5	3.1	8.2
- Diluted		(1.0)	0.5	3.1	8.2

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Group during the Three-Month Period and Nine-Month Period are as follows:

	Three months ended 31st March 2003						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2003	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Loss for the period retained	—	—	—	—	—	(6,467)	(6,467)
Issue of share	11,086	—	—	—	—	—	11,086
Translation of financial statements of PRC operations	—	—	—	—	25	—	25
At 31st March 2003	97,676	702	(2,372)	35,549	(17)	164,029	295,567

	Nine months ended 31st March 2003						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Profit for the period retained	—	—	—	—	—	19,290	19,290
Issue of share	11,086	—	—	—	—	—	11,086
Translation of financial statements of PRC operations	—	—	—	—	(7)	—	(7)
2001/2002 final dividend paid	—	—	—	—	—	(3,040)	(3,040)
At 31st March 2003	97,676	702	(2,372)	35,549	(17)	164,029	295,567

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2002.

3. **Turnover**

The group is principally engaged in providing design and implementation of networking and related engineering services. Turnover recognized during the periods are as follows:

	Three months ended 31st March		Nine months ended 31st March	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	31,732	95,967	263,864	413,496
Sale of goods	8,947	12,703	60,775	79,243
Total turnover	40,679	108,670	324,639	492,739

4. Taxation

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review. The taxation charge comprises:-

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st March		**Nine months ended 31st March**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax/(overprovision)	(1,224)	652	3,483	9,529
	(1,224)	652	3,483	9,529

There was no material unprovided deferred taxation for the period (2002: Nil).

5. Earnings/(loss) per share

The calculation of the basic and diluted earnings/(loss) per share is based on the following data:

	Three months ended 31st March		**Nine months ended 31st March**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings/(loss)				
Earnings/(loss) for the purpose of basic earnings/(loss) per share	(6,467)	2,928	19,290	50,013
Effect of dilutive potential ordinary shares:				
Interest on convertible loan notes	86	12	305	12
Earnings/(loss) for the purposes of diluted earnings/(loss) per share	(6,381)	2,940	19,595	50,025

	'000	'000	'000	'000
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	611,141	607,984	617,967	607,984
Effect of dilutive potential ordinary shares:				
Share option	—	1,033	—	248
Convertible loan notes	2,614	374	9,440	374
Weighted average number of ordinary shares for the purpose of diluted earnings/(loss) per share	613,755	609,391	627,407	608,606

6. Share Capital

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st March 2003 and 31st March 2002	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st March 2002	607,984,000	60,798
Issue of share on exercise of convertible bond	5,835,000	584
At 31st March 2003	613,819,000	61,382

Old Share Option Scheme

Under the Old Share Option Scheme adopted by the Company on 10th February 2000 and terminated on 5th November 2002, the directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under share option scheme).

On 16th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to the directors of the Company and certain employees of the Group respectively. None of the share options granted had been exercised as at 31st March 2003.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. None of the share options granted had been exercised as at 31st March 2003.

INTERIM DIVIDEND

On 13th February 2003, the Board declared an interim dividend for the six months ended 31st December 2002 of HK 1.0 cent for each share to its shareholders. Save for the above, the Board does not recommend dividend payment for the Three-Month Period ended 31st March 2003 (Three-Month Period ended 31st March 2002: Nil).

BUSINESS REVIEW

Data Network Infrastructure

Year 2003 has been and will continue to be a difficult and challenging year for telecommunications players. Our business has continued to be shaken by the lags from the restructuring of the telecommunications industry. In addition, a focus of capital expenditure spending of our major customer, China Telecom, outside the Group's business domain has further adversely affected the Group.

Despite such challenges, alternate carriers, cable TV operators and governments have continued to provide opportunities in the construction of public and wide area data networks. Therefore, we have commenced to realign our sales and marketing resources and geographical presence, allowing us to further focus on and penetrate into these segments.

We have also been working towards a regional play in the Asia Pacific region. In addition to exploring business opportunities with local partners in selected countries for the bidding of data networks projects, we have also been actively exploring collaboration opportunities to allow Vodatel to establish its foothold in the Asia Pacific region.

Emerging Market Forces — Gaming Operators in Macau

With the opening of the gaming industry in Macau during 2002, existing and new gaming operators have commenced their investment in Macau. With deep roots in Macau and capitalizing on our reputation and industry knowledge, we have formed a work team to principally focus on the robust business opportunities driven by the gaming operators. Therefore, in addition to the products and services offerings currently carried by Vodatel, which cover wide area data networking, local area networks, computers and servers, imaging applications, security solutions and systems integration, we have also been actively sourcing innovative products and services from reputable suppliers, allowing Vodatel to carry and offer a complete portfolio of solutions and applications for gaming operators.

New Business Collaboration — Operation Support Systems

During the Three-Month Period, we have finalized a joint venture arrangement to engage in the research, design, development, integration, marketing and sales of Operation Support Systems and customer-based service and network management systems. With massive investment made by telecommunications service providers in data networks over the years, operators have increasing requirements for Operation Support Systems which allow them to better manage their data networks, monitor service levels offered to customers and improve customer-relations management system, billing functionality and basic provisioning.

Wireless Communications

On 9th May, 2003, Hong Kong-based Mobile Telecom Network (Holdings) Limited ("MTel"), in which we have an effective 7.3% equity interest (after capitalization), successfully got listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong. With the mission to become one of the major mobile data solutions providers in the Asia Pacific region, MTel specializes in data and network technology including data routing, compression, acceleration, device-specific reformatting, security and multiple applications integration. Based on the closing price of MTel on 13th May, 2003, market value of our investment amounted to HK$9.25 million.

FINANCIAL REVIEW

Attributable to difficult market conditions, we registered a turnover of HK$40.7 million and a net loss of HK$6.5 million for the Three-Month Period. For the Nine-Month Period, turnover amounted to HK$324.6 million and net profit of HK$19.3 million with gross profit margin leveled at approximately 24%. To improve our operating efficiency, we have commenced to streamline and realign our resources at our offices while maintaining geographic presence and without compromising customer support and services.

The Group continued to maintain a healthy capital structure with minimal bank borrowings. During the Three-Month Period, US$2.25 million of the US$3.5 million convertible bonds issued to Riverstone Networks matured. Of the US$2.25 million convertible bonds, we exercised our right to convert US$1.5 million convertible bonds into shares of Vodatel at an exercise price of HK$2.00 by creating 5,835,000 new shares of Vodatel and retired US$0.75 million convertible bonds. In addition, in view of the current business environment, we have repaid RMB3.0 million of the aggregate RMB13.0 million short-term loans raised to facilitate the operating activities of our subsidiary in the PRC.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st March 2003, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st March 2003:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price
					HK$
Mr. José Manuel dos Santos	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Yim Hong	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79

Notes:

(1) At the date before the options of exercise price of HK$1.19 were granted, which was 15th August 2000, the market value per share was HK$1.16.

(2) At the date before the options of exercise price of HK$0.79 were granted, which was 31st July 2001, the market value per share was HK$0.78.

As at 31st March 2003, none of the options being granted to the directors under the Old Share Option Share Option Scheme have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2003, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Nine-Month Period ended 31st March 2003, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th May 2003



VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司

(在百慕達註冊成立的有限公司)

第三季度報告

2003

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

業務及財務摘要

- 受到電訊行業重組，以及中國電信的資本開支集中在本集團核心業務以外等因素影響，三個月期間的營業額為40,700,000港元，虧損淨額為6,500,000港元。

- 已成立專門工作小組，把握澳門博彩經營商帶來的新商機。

- 落實一家合營企業安排，負責研發為中國的電訊服務經營商所用的營運支援系統。

- 流動電訊網絡(控股)有限公司成功在香港聯交所創業板上市，本集團擁有該公司的7.3%實際股權(資本化後)。

- 按每股行使價2.00港元行使換股權，藉新增5,835,000股新股份，轉換1,500,000美元的可換股債券為愛達利股份。

- 償還發行予Riverstone Networks的750,000美元可換股債券。

第三季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」)，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零三年三月三十一日止三個月(「三個月期間」)及九個月(「九個月期間」)的經營業績，連同二零零二年同期的未經審核比較數字如下：

		截至三月三十一日止三個月		截至三月三十一日止九個月	
		二零零三年	二零零二年	二零零三年	二零零二年
	附註	千港元	千港元	千港元	千港元
營業額	3	40,679	108,670	324,639	492,739
銷售成本		(33,209)	(85,216)	(246,596)	(373,060)
毛利		7,470	23,454	78,043	119,679
其他收益		504	1,501	1,937	6,884
銷售及行政開支		(14,592)	(20,528)	(55,905)	(65,009)
經營溢利／(虧損)		(6,618)	4,427	24,075	61,554
財務成本		(107)	—	(279)	—
應佔聯營公司業績		(940)	(286)	(1,680)	(1,054)
除税前溢利／(虧損)		(7,665)	4,141	22,116	60,500
税項	4	1,224	(652)	(3,483)	(9,529)
除税後溢利／(虧損)		(6,441)	3,489	18,633	50,971
少數股東權益		(26)	(561)	657	(958)
股東應佔溢利／(虧損)		(6,467)	2,928	19,290	50,013
股息		—	—	6,080	6,080
每股盈利／(虧損)(港仙)	5				
一基本		(1.1)	0.5	3.1	8.2
一攤薄		(1.0)	0.5	3.1	8.2

未經審核的儲備變動報表

本集團於三個月期間及九個月期間的儲備變動如下：

	截至二零零三年三月三十一日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	滙兑儲備	保留盈利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923
期間保留虧損	—	—	—	—	—	(6,467)	(6,467)
股份發行	11,086	—	—	—	—	—	11,086
中國業務財務報表的換算	—	—	—	—	25	—	25
於二零零三年三月三十一日	97,676	702	(2,372)	35,549	(17)	164,029	295,567

	截至二零零三年三月三十一日止九個月						
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	滙兑儲備	保留盈利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
期間保留溢利	—	—	—	—	—	19,290	19,290
股份發行	11,086	—	—	—	—	—	11,086
中國業務財務報表的換算	—	—	—	—	(7)	—	(7)
已付二零零一／二零零二年末期股息	—	—	—	—	—	(3,040)	(3,040)
於二零零三年三月三十一日	97,676	702	(2,372)	35,549	(17)	164,029	295,567

附註：

1. 編製基準

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. 主要會計政策

所採納的會計政策與編製本集團截至二零零二年六月三十日止年度的年度財務報表貫徹一致。

3. 營業額

本集團主要從事數據網絡系統設計與開發及提供相關工程服務。期內已確認營業額如下：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
數據網絡系統設計與開發及提供相關工程服務	31,732	95,967	263,864	413,496
貨品銷售	8,947	12,703	60,775	79,243
營業總額	40,679	108,670	324,639	492,739

4. 稅項

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按回顧期間內本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。稅項開支包括：

於綜合收益表扣除的稅項金額為：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
香港利得稅	—	—	—	—
澳門補充所得稅／(超額撥備)	(1,224)	652	3,483	9,529
	(1,224)	652	3,483	9,529

本期並無任何重大未撥備遞延稅項(二零零二年：無)。

5. 每股盈利／(虧損)

每股基本及攤薄盈利／(虧損)乃根據下列數據計算：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
盈利／(虧損)				
用作計算每股基本盈利／(虧損)的盈利／(虧損)	(6,467)	2,928	19,290	50,013
潛在攤薄影響的普通股：				
可換股債券的利息	86	12	305	12
用作計算每股攤薄盈利／(虧損)的盈利／(虧損)	(6,381)	2,940	19,595	50,025

	千股	*千股*	*千股*	*千股*
股份數目				
用作計算每股 基本盈利／(虧損) 的普通股加權平均數	611,141	607,984	617,967	607,984
潛在攤薄影響的普通股：				
購股權	—	1,033	—	248
可換股債券	2,614	374	9,440	374
用作計算每股 攤薄盈利／(虧損) 的普通股加權平均數	613,755	609,391	627,407	608,606

6. 股本

	法定 每股面值0.1港元的普通股	
	股份數目	*千港元*
於二零零三年三月三十一日 及二零零二年三月三十一日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股	
	股份數目	*千港元*
於二零零二年三月三十一日	607,984,000	60,798
因行使可換股債券而發行的股份		
於二零零三年三月三十一日	5,835,000	584
	613,819,000	61,382

舊購股權計劃

根據本公司於二零零零年二月十日採納並於二零零二年十一月五日終止的舊購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)行使購股權，以認購本公司股份最多達不時已發行股份(不包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

於二零零零年八月十六日，可認購1,450,000股及4,466,000股股份的購股權，分別授予本公司的董事及本集團的若干僱員。於二零零三年三月三十一日，並無購股權獲行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，分別授予本公司的若干董事及本集團的若干僱員。於二零零三年三月三十一日，並無購股權獲行使。

中期股息

於二零零三年二月十三日，董事會向其股東宣派截至二零零二年十二月三十一日止六個月的中期股息每股1.0港仙。除上述者外，董事會不建議派付截至二零零三年三月三十一日止三個月期間的股息（截至二零零二年三月三十一日止三個月期間：無）。

業務回顧

數據網絡基建

對電訊行業來說，二零零三年直至目前及未來將會繼續是困難和充滿挑戰的一年。本集團的業務在電訊行業重組下受到影響。此外，本集團的主要客戶中國電信的資本開支，主要投入在本集團核心業務以外的領域，令本集團受到進一步的不利影響。

雖然面對這些困難，其他電訊運營商、有線電視營運商和政府機關在公眾和廣域地區數據網絡基建方面繼續帶來商機。因此，本集團已開始重整銷售和市場推廣資源和本身的地區分佈，好讓本集團能更專注和滲入這些領域。

本集團一直循進軍亞太地區而努力。除在經揀選的國家尋求與當地夥伴一起投標數據網絡項目的商機外，本集團亦積極探索合作的機會，藉以在亞太區建立愛達利的據點。

新興市場動力－澳門博彩經營商

隨著於二零零二年開放澳門的博彩業後，現有及新加入的博彩經營商已開始投資於澳門。憑藉本集團在澳門扎根多年，加上本集團已建立的聲譽和行業知識，本集團成立了專門工作小組，集中發掘博彩經營商帶來的龐大商機。因此，在愛達利現時所提供的產品和服務，當中涵蓋廣域數據網絡、局域網絡、電腦和伺服器、影像應用方案、保安方案和系統整合以外，本集團亦不斷積極從聲譽良好的廠商找尋創新產品和服務，以讓愛達利能夠為博彩經營商提供全面的應用方案。

新業務聯盟－營運支援系統

於三個月期間內，本集團落實一項合營企業安排，據此從事營運支援、網絡管理系統及有關服務的研究、設計、開發、整合、市場推廣和銷售。鑑於電訊服務經營商於這些年來在數據網絡作出巨額投資，這些經營商對營運支援系統的要求亦日漸提高，以讓它們可以更佳地管理本身的數據網、監察提供予客戶的服務水平，以及改良客戶關係管理系統、計費功能和基本服務。

無線通訊

於二零零三年五月九日，以香港為基地的流動電訊網絡（控股）有限公司（「流動電訊」）成功在香港聯交所創業板上市，本集團擁有該公司的7.3%實際股權（資本化後）。流動電訊的宗旨是要成為亞太區內的主要流動數據方案供應商之一，為達到這一目標，流動電訊專注於數據及網絡科技，包括數據路由、壓縮、加速、專有設備再格式化、保安及多項應用整合。按流動電訊於二零零三年五月十三日的收市價計算，本集團的投資額市值達到9,250,000港元。

財務回顧

鑑於市況困難，本集團於三個月期間錄得營業額40,700,000港元及淨虧損6,500,000港元。於九個月期間內，營業額為324,600,000港元及純利達19,300,000港元，邊際毛利約為24%。為改善本集團的經營效率，本集團開始在維持業務地區市場的同時，精簡及重新調整辦公室的資源運用，但並無影響客戶支援與服務。

本集團繼續維持穩健的資本架構，維持最少的銀行借款。於三個月期間內，發行予Riverstone Networks的3,500,000美元可換股債券的其中2,250,000美元可換股債券到期。就該批2,250,000美元的可換股債券，本集團行使換股權，藉增設5,835,000股愛達利新股份，按每股行使價2.00港元將1,500,000美元的可換股債券轉換為愛達利股份，另償還750,000美元的可換股債券。此外，鑑於現時的營商環境，本集團償還合共人民幣13,000,000元的短期貸款其中的人民幣3,000,000元，該筆貸款乃應付本集團的中國附屬公司的經營活動所需。

董事於股本及購股權的權益

於二零零三年三月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團（定義見證券（披露權益）條例（「披露權益條例」））的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司*（附註）*
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人

*附註：該等股份乃以*Eve Resources Limited*的名義擁有。*José Manuel dos Santos*先生擁有的一間全資公司作為全權家族信託的信託人，而持有*Eve Resources Limited*的全部已發行股本。*

根據本公司股東批准的舊購股權計劃，本公司董事會可酌情授予本集團合資格僱員（包括執行董事）購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零三年三月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間由以下日期起	行使期間直至以下日期為止	行使價 *港元*
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79

附註：

(1) 於授出行使價為1.19港元的購股權前一日，即二零零零年八月十五日，每股股份的市值為1.16港元。

(2) 於授出行使價為0.79港元的購股權前一日，即二零零一年七月三十一日，每股股份的市值為0.78港元。

於二零零三年三月三十一日，並無任何上述根據舊購股權計劃授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零三年三月三十一日，根據披露權益條例第16(1)條須存置的登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零三年三月三十一日止三個月期間及九個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年五月十三日


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 13th May, 2003 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the nine months ended 31st March, 2003 (the "Third Quarterly Results") and approve the draft announcement of the Third Quarterly Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 29th April, 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零三年五月十三日下午四時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1)考慮及通過本公司及各附屬公司截至二零零三年三月三十一日止九個月之未經審核綜合業績(「第三季度業績」)，並通過將第三季度業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2)考慮派付中期股息(如有)；

(3)考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4)處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年四月二十九日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS

- Affected by the restructuring of the telecommunications industry and focus of capital expenditures spending of China Telecom outside the Group's business domain, turnover amounted to HK$40.7 million with a net loss of HK$6.5 million for the Three-Month Period.
- Formed a work team to focus on new business opportunities driven by gaming operators in Macau.
- Finalized a joint venture arrangement to engage in the research and development of Operation Support Systems for telecommunications service providers in the PRC.
- Mobile Telecom Network (Holdings) Limited, in which the Group has an effective 7.3% equity interest (after capitalization), successfully got listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong.
- Exercised the right to convert US$1.5 million convertible bonds into shares of Vodatel at an exercise price of HK$2.00 per share by creating 5,835,000 new shares.
- Retired US$0.75 million convertible bonds issued to Riverstone Networks.

THIRD QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") and nine months ("Nine-Month Period") ended 31st March 2003 together with the comparative unaudited figures for the corresponding periods in 2002 as follows:

		Three months ended 31st March		Nine months ended 31st March	
		2003	**2002**	**2003**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	40,679	108,670	324,639	492,739
Cost of sales		(33,209)	(85,216)	(246,596)	(373,060)
Gross profit		7,470	23,454	78,043	119,679
Other revenue		504	1,501	1,937	6,884
Selling and administrative expenses		(14,592)	(20,528)	(55,905)	(65,009)
Profit/(loss) from operations		(6,618)	4,427	24,075	61,554
Finance cost		(107)	—	(279)	—
Share of results of associates		(940)	(286)	(1,680)	(1,054)
Profit/(loss) before tax		(7,665)	4,141	22,116	60,500
Taxation	4	1,224	(652)	(3,483)	(9,529)
Profit/(loss) after tax		(6,441)	3,489	18,633	50,971
Minority interest		(26)	(561)	657	(958)
Profit/(loss) attributable to shareholders		(6,467)	2,928	19,290	50,013
Dividends		—	—	6,080	6,080
Earnings/(loss) per share (HK cents)	5				
- Basic		(1.1)	0.5	3.1	8.2
- Diluted		(1.0)	0.5	3.1	8.2

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Group during the Three-Month Period and Nine-Month Period are as follows:

	Three months ended 31st March 2003						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2003	86,590	702	(2,372)	35,549	(42)	170,496	290,923
Loss for the period retained	—	—	—	—	—	(6,467)	(6,467)
Issue of share	11,086	—	—	—	—	—	11,086
Translation of financial statements of PRC operations	—	—	—	—	25	—	25
At 31st March 2003	97,676	702	(2,372)	35,549	(17)	164,029	295,567

	Nine months ended 31st March 2003						
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Profit for the period retained	—	—	—	—	—	19,290	19,290
Issue of share	11,086	—	—	—	—	—	11,086
Translation of financial statements of PRC operations	—	—	—	—	(7)	—	(7)
2001/2002 final dividend paid	—	—	—	—	—	(3,040)	(3,040)
At 31st March 2003	97,676	702	(2,372)	35,549	(17)	164,029	295,567

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the Company's shares on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal Accounting Policies**

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2002.

3. **Turnover**

The group is principally engaged in providing design and implementation of networking and related engineering services. Turnover recognized during the periods are as follows:

	Three months ended 31st March		**Nine months ended 31st March**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	31,732	95,967	263,864	413,496
Sale of goods	8,947	12,703	60,775	79,243
Total turnover	40,679	108,670	324,639	492,739

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of Group Companies operating in Macau for the periods under review. The taxation charge comprises:-

The amount of taxation charged to the consolidated Income Statements represent:

	Three months ended 31st March		**Nine months ended 31st March**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong profits tax	—	—	—	—
Macau complimentary profits tax/(overprovision)	(1,224)	652	3,483	9,529
	(1,224)	652	3,483	9,529

There was no material unprovided deferred taxation for the period (2002: Nil).

5. **Earnings/(loss) per share**

The calculation of the basic and diluted earnings/(loss) per share is based on the following data:

	Three months ended 31st March		**Nine months ended 31st March**	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Earnings/(loss)				
Earnings/(loss) for the purpose of basic earnings/(loss) per share	(6,467)	2,928	19,290	50,013
Effect of dilutive potential ordinary shares:				
Interest on convertible loan notes	86	12	305	12
Earnings/(loss) for the purposes of diluted earnings/(loss) per share	(6,381)	2,940	19,595	50,025

	'000	*'000*	*'000*	*'000*
Number of shares				
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	611,141	607,984	617,967	607,984
Effect of dilutive potential ordinary shares:				
Share option	—	1,033	—	248
Convertible loan notes	2,614	374	9,440	374
Weighted average number of ordinary shares for the purpose of diluted earnings/(loss) per share	613,755	609,391	627,407	608,606

6. **Share Capital**

	Authorised	
	Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st March 2003 and 31st March 2002	2,000,000,000	200,000

	Issued and fully paid	
	Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 31st March 2002	607,984,000	60,798
Issue of share on exercise of convertible bond	5,835,000	584
At 31st March 2003	613,819,000	61,382

Old Share Option Scheme

Under the Old Share Option Scheme adopted by the Company on 10th February 2000 and terminated on 5th November 2002, the directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under share option scheme).

On 16th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to the directors of the Company and certain employees of the Group respectively. None of the share options granted had been exercised as at 31st March 2003.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the Company and certain employees of the Group respectively. None of the share options granted had been exercised as at 31st March 2003.

INTERIM DIVIDEND

On 13th February 2003, the Board declared an interim dividend for the six months ended 31st December 2002 of HK 1.0 cent for each share to its shareholders. Save for the above, the Board does not recommend dividend payment for the Three-Month Period ended 31st March 2003 (Three-Month Period ended 31st March 2002: Nil).

BUSINESS REVIEW

Data Network Infrastructure

Year 2003 has been and will continue to be a difficult and challenging year for telecommunications players. Our business has continued to be shaken by the lags from the restructuring of the telecommunications industry. In addition, a focus of capital expenditure spending of our major customer, China Telecom, outside the Group's business domain has further adversely affected the Group.

Despite such challenges, alternate carriers, cable TV operators and governments have continued to provide opportunities in the construction of public and wide area data networks. Therefore, we have commenced to realign our sales and marketing resources and geographical presence, allowing us to further focus on and penetrate into these segments.

We have also been working towards a regional play in the Asia Pacific region. In addition to exploring business opportunities with local partners in selected countries for the bidding of data networks projects, we have also been actively exploring collaboration opportunities to allow Vodatel to establish its foothold in the Asia Pacific region.

Emerging Market Forces — Gaming Operators in Macau

With the opening of the gaming industry in Macau during 2002, existing and new gaming operators have commenced their investment in Macau. With deep roots in Macau and capitalizing on our reputation and industry knowledge, we have formed a work team to principally focus on the robust business opportunities driven by the gaming operators. Therefore, in addition to the products and services offerings currently carried by Vodatel, which cover wide area data networking, local area networks, computers and servers, imaging applications, security solutions and systems integration, we have also been actively sourcing innovative products and services from reputable suppliers, allowing Vodatel to carry and offer a complete portfolio of solutions and applications for gaming operators.

New Business Collaboration — Operation Support Systems

During the Three-Month Period, we have finalized a joint venture arrangement to engage in the research, design, development, integration, marketing and sales of Operation Support Systems and customer-based service and network management systems. With massive investment made by telecommunications service providers in data networks over the years, operators have increasing requirements for Operation Support Systems which allow them to better manage their data networks, monitor service levels offered to customers and improve customer-relations management system, billing functionality and basic provisioning.

Wireless Communications

On 9th May, 2003, Hong Kong-based Mobile Telecom Network (Holdings) Limited ("MTel"), in which we have an effective 7.3% equity interest (after capitalization), successfully got listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong. With the mission to become one of the major mobile data solutions providers in the Asia Pacific region, MTel specializes in data and network technology including data routing, compression, acceleration, device-specific reformatting, security and multiple applications integration. Based on the closing price of MTel on 13th May, 2003, market value of our investment amounted to HK$9.25 million.

FINANCIAL REVIEW

Attributable to difficult market conditions, we registered a turnover of HK$40.7 million and a net loss of HK$6.5 million for the Three-Month Period. For the Nine-Month Period, turnover amounted to HK$324.6 million and net profit of HK$19.3 million with gross profit margin leveled at approximately 24%. To improve our operating efficiency, we have commenced to streamline and realign our resources at our offices while maintaining geographic presence and without compromising customer support and services.

The Group continued to maintain a healthy capital structure with minimal bank borrowings. During the Three-Month Period, US$2.25 million of the US$3.5 million convertible bonds issued to Riverstone Networks matured. Of the US$2.25 million convertible bonds, we exercised our right to convert US$1.5 million convertible bonds into shares of Vodatel at an exercise price of HK$2.00 by creating 5,835,000 new shares of Vodatel and retired US$0.75 million convertible bonds. In addition, in view of the current business environment, we have repaid RMB3.0 million of the aggregate RMB13.0 million short-term loans raised to facilitate the operating activities of our subsidiary in the PRC.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 31st March 2003, the interests of the directors and their associates in the share capital of the Company and its associates corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of Shares	Nature of Interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,000	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the Board of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 31st March 2003:

	Grant date	Number of shares options granted	Exercisable from	Exercisable until	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Yim Hong	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	16th February, 2001	15th February, 2004	1.19
	1st August 2001	522,000	1st February, 2002	31st January, 2005	0.79

Notes:

(1) At the date before the options of exercise price of HK$1.19 were granted, which was 15th August 2000, the market value per share was HK$1.16.

(2) At the date before the options of exercise price of HK$0.79 were granted, which was 31st July 2001, the market value per share was HK$0.78.

As at 31st March 2003, none of the options being granted to the directors under the Old Share Option Share Option Scheme have been exercised or cancelled. Save as disclosed above, none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the periods under review was the Company or its subsidiaries a party to any arrangements to enable the directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2003, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Nine-Month Period ended 31st March 2003, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th May 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

* *For identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網站：http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質，在創業板買賣的證券可能會較於聯交所主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：—(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實，致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

業務及財務摘要

- 受到電訊行業重組，以及中國電信的資本開支集中在本集團核心業務以外等因素影響，三個月期間的營業額為40,700,000港元，虧損淨額為6,500,000港元。

- 已成立專門工作小組，把握澳門博彩經營商帶來的新商機。

- 落實一家合營企業安排，負責研發為中國的電訊服務經營商所用的營運支援系統。

- 流動電訊網絡(控股)有限公司成功在香港聯交所創業板上市，本集團擁有該公司的7.3%實際股權(資本化後)。

- 按每股行使價2.00港元行使換股權，藉新增5,835,000股新股份，轉換1,500,000美元的可換股債券為愛達利股份。

- 償還發行予Riverstone Networks的750,000美元可換股債券。

第三季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會(「董事會」),欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零三年三月三十一日止三個月(「三個月期間」)及九個月(「九個月期間」)的經營業績,連同二零零二年同期的未經審核比較數字如下:

		截至三月三十一日止三個月		截至三月三十一日止九個月	
		二零零三年	二零零二年	二零零三年	二零零二年
	附註	千港元	千港元	千港元	千港元
營業額	3	40,679	108,670	324,639	492,739
銷售成本		(33,209)	(85,216)	(246,596)	(373,060)
毛利		7,470	23,454	78,043	119,679
其他收益		504	1,501	1,937	6,884
銷售及行政開支		(14,592)	(20,528)	(55,905)	(65,009)
經營溢利/(虧損)		(6,618)	4,427	24,075	61,554
財務成本		(107)	—	(279)	—
應佔聯營公司業績		(940)	(286)	(1,680)	(1,054)
除税前溢利/(虧損)		(7,665)	4,141	22,116	60,500
税項	4	1,224	(652)	(3,483)	(9,529)
除税後溢利/(虧損)		(6,441)	3,489	18,633	50,971
少數股東權益		(26)	(561)	657	(958)
股東應佔溢利/(虧損)		(6,467)	2,928	19,290	50,013
股息		—	—	6,080	6,080
每股盈利/(虧損)(港仙)	5				
一基本		(1.1)	0.5	3.1	8.2
一攤薄		(1.0)	0.5	3.1	8.2

未經審核的儲備變動報表

本集團於三個月期間及九個月期間的儲備變動如下：

	截至二零零三年三月三十一日止三個月						
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	滙兑儲備	保留盈利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	86,590	702	(2,372)	35,549	(42)	170,496	290,923
期間保留虧損	–	–	–	–	–	(6,467)	(6,467)
股份發行	11,086	–	–	–	–	–	11,086
中國業務財務報表的換算	–	–	–	–	25	–	25
於二零零三年三月三十一日	97,676	702	(2,372)	35,549	(17)	164,029	295,567

	截至二零零三年三月三十一日止九個月						
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	滙兑儲備	保留盈利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
期間保留溢利	–	–	–	–	–	19,290	19,290
股份發行	11,086	–	–	–	–	–	11,086
中國業務財務報表的換算	–	–	–	–	(7)	–	(7)
已付二零零一／二零零二年末期股息	–	–	–	–	–	(3,040)	(3,040)
於二零零三年三月三十一日	97,676	702	(2,372)	35,549	(17)	164,029	295,567

附註：

1. 編製基準

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二零零零年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. 主要會計政策

所採納的會計政策與編製本集團截至二零零二年六月三十日止年度的年度財務報表貫徹一致。

3. 營業額

本集團主要從事數據網絡系統設計與開發及提供相關工程服務。期內已確認營業額如下：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
數據網絡系統設計與開發及提供相關工程服務	31,732	95,967	263,864	413,496
貨品銷售	8,947	12,703	60,775	79,243
營業總額	40,679	108,670	324,639	492,739

4. 稅項

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

澳門補充所得稅，是按回顧期間內本集團在澳門經營之成員公司的估計應課稅溢利的15.75%計算。稅項開支包括：

於綜合收益表扣除的稅項金額為：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
香港利得稅	—	—	—	—
澳門補充所得稅／(超額撥備)	(1,224)	652	3,483	9,529
	(1,224)	652	3,483	9,529

本期並無任何重大未撥備遞延稅項(二零零二年：無)。

5. 每股盈利／(虧損)

每股基本及攤薄盈利／(虧損)乃根據下列數據計算：

	截至三月三十一日止三個月		截至三月三十一日止九個月	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
盈利／(虧損)				
用作計算每股基本盈利／(虧損)的盈利／(虧損)	(6,467)	2,928	19,290	50,013
潛在攤薄影響的普通股：				
可換股債券的利息	86	12	305	12
用作計算每股攤薄盈利／(虧損)的盈利／(虧損)	(6,381)	2,940	19,595	50,025

	千股	千股	千股	千股
股份數目				
用作計算每股基本盈利／(虧損)的普通股加權平均數	611,141	607,984	617,967	607,984
潛在攤薄影響的普通股：				
購股權	—	1,033	—	248
可換股債券	2,614	374	9,440	374
用作計算每股攤薄盈利／(虧損)的普通股加權平均數	613,755	609,391	627,407	608,606

6. **股本**

	法定 每股面值0.1港元的普通股 股份數目	 千港元
於二零零三年三月三十一日及二零零二年三月三十一日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股 股份數目	 千港元
於二零零二年三月三十一日	607,984,000	60,798
因行使可換股債券而發行的股份		
於二零零三年三月三十一日	5,835,000	584
	613,819,000	61,382

舊購股權計劃

根據本公司於二零零零年二月十日採納並於二零零二年十一月五日終止的舊購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)行使購股權，以認購本公司股份最多達不時已發行股份(不包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

於二零零零年八月十六日，可認購1,450,000股及4,466,000股股份的購股權，分別授予本公司的董事及本集團的若干僱員。於二零零三年三月三十一日，並無購股權獲行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股股份的購股權，分別授予本公司的若干董事及本集團的若干僱員。於二零零三年三月三十一日，並無購股權獲行使。

中期股息

於二零零三年二月十三日，董事會向其股東宣派截至二零零二年十二月三十一日止六個月的中期股息每股1.0港仙。除上述者外，董事會不建議派付截至二零零三年三月三十一日止三個月期間的股息(截至二零零二年三月三十一日止三個月期間：無)。

業務回顧

數據網絡基建

對電訊行業來說，二零零三年直至目前及未來將會繼續是困難和充滿挑戰的一年。本集團的業務在電訊行業重組下受到影響。此外，本集團的主要客戶中國電信的資本開支，主要投入在本集團核心業務以外的領域，令本集團受到進一步的不利影響。

雖然面對這些困難，其他電訊運營商、有線電視營運商和政府機關在公眾和廣域地區數據網絡基建方面繼續帶來商機。因此，本集團已開始重整銷售和市場推廣資源和本身的地區分佈，好讓本集團能更專注和滲入這些領域。

本集團一直循進軍亞太地區而努力。除在經揀選的國家尋求與當地夥伴一起投標數據網絡項目的商機外，本集團亦積極探索合作的機會，藉以在亞太區建立愛達利的據點。

新興市場動力－澳門博彩經營商

隨著於二零零二年開放澳門的博彩業後，現有及新加入的博彩經營商已開始投資於澳門。憑藉本集團在澳門扎根多年，加上本集團已建立的聲譽和行業知識，本集團成立了專門工作小組，集中發掘博彩經營商帶來的龐大商機。因此，在愛達利現時所提供的產品和服務，當中涵蓋廣域數據網絡、局域網絡、電腦和伺服器、影像應用方案、保安方案和系統整合以外，本集團亦不斷積極從聲譽良好的廠商找尋創新產品和服務，以讓愛達利能夠為博彩經營商提供全面的應用方案。

新業務聯盟－營運支援系統

於三個月期間內，本集團落實一項合營企業安排，據此從事營運支援、網絡管理系統及有關服務的研究、設計、開發、整合、市場推廣和銷售。鑑於電訊服務經營商於這些年來在數據網絡作出巨額投資，這些經營商對營運支援系統的要求亦日漸提高，以讓它們可以更佳地管理本身的數據網、監察提供予客戶的服務水平，以及改良客戶關係管理系統、計費功能和基本服務。

無線通訊

於二零零三年五月九日，以香港為基地的流動電訊網絡（控股）有限公司（「流動電訊」）成功在香港聯交所創業板上市，本集團擁有該公司的7.3%實際股權（資本化後）。流動電訊的宗旨是要成為亞太區內的主要流動數據方案供應商之一，為達到這一目標，流動電訊專注於數據及網絡科技，包括數據路由、壓縮、加速、專有設備再格式化、保安及多項應用整合。按流動電訊於二零零三年五月十三日的收市價計算，本集團的投資額市值達到9,250,000港元。

財務回顧

鑑於市況困難，本集團於三個月期間錄得營業額40,700,000港元及淨虧損6,500,000港元。於九個月期間內，營業額為324,600,000港元及純利達19,300,000港元，邊際毛利約為24%。為改善本集團的經營效率，本集團開始在維持業務地區市場的同時，精簡及重新調整辦公室的資源運用，但並無影響客戶支援與服務。

本集團繼續維持穩健的資本架構，維持最少的銀行借款。於三個月期間內，發行予Riverstone Networks的3,500,000美元可換股債券的其中2,250,000美元可換股債券到期。就該批2,250,000美元的可換股債券，本集團行使換股權，藉增設5,835,000股愛達利新股份，按每股行使價2.00港元將1,500,000美元的可換股債券轉換為愛達利股份，另償還750,000美元的可換股債券。此外，鑑於現時的營商環境，本集團償還合共人民幣13,000,000元的短期貸款其中的人民幣3,000,000元，該筆貸款乃應付本集團的中國附屬公司的經營活動所需。

董事於股本及購股權的權益

於二零零三年三月三十一日，各董事及彼等的聯繫人於本公司及其相聯法團（定義見證券（披露權益）條例（「披露權益條例」））的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司（附註）
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,000	個人

附註：該等股份乃以Eve Resources Limited的名義擁有。José Manuel dos Santos 先生擁有的一間全資公司作為全權家族信託的信託人，而持有Eve Resources Limited的全部已發行股本。

根據本公司股東批准的舊購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零三年三月三十一日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使期間由以下日期起	行使期間直至以下日期為止	行使價
					港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
嚴康先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
關鍵文先生	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	二零零一年二月十六日	二零零四年二月十五日	1.19
	二零零一年八月一日	522,000	二零零二年二月一日	二零零五年一月三十一日	0.79

附註：

(1) 於授出行使價為1.19港元的購股權前一日，即二零零零年八月十五日，每股股份的市值為1.16港元。

(2) 於授出行使價為0.79港元的購股權前一日，即二零零一年七月三十一日，每股股份的市值為0.78港元。

於二零零三年三月三十一日，並無任何上述根據舊購股權計劃授予董事之購股權獲行使或註銷。除上文披露者外，各董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文披露者外，本公司或其附屬公司並無於回顧期間內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零三年三月三十一日，根據披露權益條例第16(1)條須存置的登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下。

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於截至二零零三年三月三十一日止三個月期間及九個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年五月十三日

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